Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED AUGUST 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

October 14, 2022

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations for the three and nine months ended August 31, 2022, should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended August 31, 2022, and its annual information form (the "AIF") and audited consolidated financial statements for the year ended November 30, 2021, copies of which are available under the Company's profile at www.sedar.com.

The Company's unaudited condensed consolidated interim financial statements for the three and nine months ended August 31, 2022 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").  Unless otherwise stated, all information contained in this MD&A is as of October 14, 2022.

References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires. Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "R$" are to Brazilian Reals.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) the Company's expectations and plans regarding the launch of U.S. GoldMining Inc. ("US GoldMining"); (iii) capital requirements and ability to obtain requisite financing; (iv) expectations respecting the receipt of necessary licences and permits, including obtaining extensions thereof; and (v) the Company's strategy and future business plans. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) the Company's ability to launch US GoldMining, including its ability to raise requisite capital to operate US GoldMining as a standalone entity; (iii) commodities prices; (iv) the ability of the Company to identify and execute on value enhancement opportunities such as joint ventures, option agreements and other divestitures; (v) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral property options; (vi) the timing and ability to obtain requisite operational, environmental and other licences, permits and approvals, including extensions thereof; and (vii) the value of publicly traded securities held by the Company. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) the Company's limited operating history; (ii) general economic conditions; (iii) the Company not being able to obtain necessary financing on acceptable terms or at all; (iv) any inability to identify or complete value enhancing transactions on acceptable terms or at all; (v) the Company losing or abandoning its property interests; (vi) the Company's properties being in the exploration stage and without known bodies of commercial ore; (vii) the Company being able to obtain or maintain all necessary permits, licences and approvals; (viii) environmental laws and regulations becoming more onerous; (ix) potential defects in title to the Company's properties; (x) fluctuating exchange rates; (xi) fluctuating commodities prices; (xii) operating hazards and other risks of the mining and exploration industry; (xiii) competition; potential inability to find suitable acquisition opportunities and/or complete the same; (xiv) fluctuations in the market price of publicly traded securities held by the Company; and (xv) other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the AIF.

These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

Business Overview

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

The Company's projects currently include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, all of which are located in the Department of Antioquia, Colombia; the Whistler Gold-Copper Project, located in Alaska, United States; the São Jorge, Cachoeira, Surubim, Boa Vista, and Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará, Mato Grosso and Maranhão, Brazil, respectively; the Crucero Gold Project, located in Peru; the Almaden Gold Project, located in Idaho, United States, which is subject to an option to a subsidiary of NevGold Corp. ("NevGold"); and the Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and Alberta, Canada, respectively.

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange under the symbol "GOLD", on the NYSE American under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR".

The head office and principal address of the Company is Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Company Strategy

The Company's long-term growth strategy is premised on the execution of a dual pronged approach of advancing the existing portfolio including pursuing partnerships and joint ventures, the continuation of evaluating accretive acquisition opportunities and evaluating spin-outs and disposition opportunities.

Recent Developments

Option of Almaden Project and Strategic Investment in NevGold Corp.

On July 4, 2022, pursuant to an option agreement with NevGold and its subsidiary, the Company's subsidiary granted an option to acquire 100% of the Almaden Project to NevGold's subsidiary that was satisfied by NevGold issuing 4,444,444 common shares of NevGold ("NevGold Shares"). The fair value of the NevGold Shares received was $2.5 million based on the closing price of the NevGold Shares immediately prior to the closing of the option agreement.

To exercise the option, NevGold must, among other things:

●

make a total of $6 million of additional payments to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments may be satisfied by NevGold in cash or through the issuance of NevGold Shares, on the following schedule:

o	January 1, 2023: $1.5 million
o	July 1, 2023: $1.5 million
o	January 1, 2024: $3.0 million

In the event that NevGold elects to satisfy any of the foregoing payments by issuing NevGold Shares, the number of such shares will be based upon the volume weighted average price of the NevGold Shares for the then-applicable 30-trading day period.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

●	complete qualifying expenditures on the project in the amount of $2.25 million, comprised of $1.5 million on or before June 1, 2023, and a further $0.75 million on or before December 31, 2023.

Additionally, NevGold is required to make success-based contingent payments totaling up to $7,500,000 to GoldMining, payable in cash or shares at the election of NevGold:

o	$500,000 on completion of a preliminary economic assessment
o	$2,500,000 on completion of a preliminary feasibility study
o	$4,500,000 on completion of a feasibility study

Pursuant to the agreement, the Company also completed an initial strategic investment in NevGold by subscribing for 1,481,481 NevGold Shares at a price of $0.675 per share.

In connection with the transactions, GoldMining was granted certain rights by NevGold under an investor rights agreement dated July 4, 2022. So long as the Company maintains an equity interest in NevGold above 4.99%, the rights under the investor rights agreement include: (i) pre-emptive rights to subscribe for NevGold shares in any share offering to allow the Company to maintain its ownership, and (ii) top-up rights to subscribe for NevGold shares issued under convertible debt, bought deals and other securities to which the pre-emptive rights did not otherwise apply. GoldMining has agreed to, subject to certain conditions, purchase additional NevGold equity in an amount to the lesser of $1.25 million and 40% of the total gross proceeds raised by NevGold in certain qualifying financings prior to November 30, 2022.

Advancement of the Whistler Gold-Copper Project

On February 28, 2022, the Company announced that its board of directors had approved a strategy to advance the Whistler Gold-Copper Project ("Whistler Project or "Whistler"), located in Alaska as a separate company that would conduct an initial public offering or similar transaction. Any such transaction would be subject to final review and approval by the board of directors of the Company and there can be no assurance that such transaction will be completed as currently contemplated or at all.

Since the date of such announcement, the Company has taken steps to progress this strategy, including the appointment of Tim Smith as Chief Executive Officer of U.S. GoldMining Inc. ("US GoldMining") and the appointment of six directors to the board of US GoldMining.

In September 2022, US GoldMining issued 635,000 performance based restricted common shares to directors, officers and other personnel, representing approximately 6.3% of the outstanding shares of the entity. The performance based restricted shares are subject to restrictions and forfeiture, if such performance conditions are not met within applicable periods.

At-the-Market Equity Program

On December 10, 2021, the Company entered into an equity distribution agreement with a syndicate of agents for an at-the-market equity distribution program (the "ATM Program").

Pursuant to the ATM Program, the Company may distribute an aggregate of up to US$50 million (or the equivalent in Canadian dollars) GoldMining Shares (the "ATM Shares"). The ATM Shares sold under the ATM Program, will be sold at the prevailing market price on the TSX or the NYSE American, as applicable, at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) January 1, 2023.

During the three months ended August 31, 2022, a total of 2,579,620 ATM Shares were distributed by the Company under the ATM Program through the facilities of the TSX and NYSE American for gross proceeds of $3.27 million. Aggregate gross proceeds raised over the three months ended August 31, 2022 were approximately $0.37 million on the TSX (representing net proceeds of $0.36 million) and US$2.25 million on the NYSE (representing net proceeds of US$2.19 million), and the Agents were paid aggregate commissions on such sales of approximately $0.01 million and US$0.06 million, representing 2.50% of the gross proceeds of the ATM Shares sold.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

During the nine months ended August 31, 2021, the Company issued a total of 5,448,932 ATM Shares under the ATM Program for gross proceeds of $9.198 million. Aggregate gross proceeds raised over the nine months ended August 31, 2022 were approximately $1.85 million on the TSX (representing net proceeds of $1.81 million) and US$5.74 million on the NYSE (representing net proceeds of US$5.59 million), and the Agents were paid aggregate commissions on such sales of approximately $0.04 million and US$0.14 million, representing 2.50% of the gross proceeds of the ATM Shares sold.

Subsequent to the quarter ended August 31, 2022, the Company has issued a total of 2,047,930 ATM Shares under the ATM Program for gross proceeds of approximately $2.35 million. Aggregate gross proceeds raised were approximately $1.81 million on the TSX (representing net proceeds of $1.77 million) and US$0.40 million on the NYSE (representing net proceeds of US$0.39 million), and the Agents were paid aggregate commissions on such sales of approximately $0.05 million and US$0.01 million.

Acquisition of Existing Net Smelter Return Royalty on Yarumalito Project

On March 14, 2022, the Company announced that it acquired an existing 1% net smelter return ("NSR") royalty on the Company's Yarumalito Project in Colombia from Newrange Gold Corp. ("Newrange"). Pursuant to the agreement, the Company paid Newrange $100,000 in cash and delivered 10,000 common shares of the Company.

Update on Material Properties

The Company's principal mineral properties are currently its La Mina, São Jorge, Whistler and Titiribi projects.

The Company is currently in the process of identifying and planning additional work relating to its projects with the goal of directing resources to enhance value at each such project (the "Strategic Review Process"). To date, pursuant to this Strategic Review Process, the Company has identified additional studies and reports to be completed at certain of its properties as detailed below. Such work may include undertaking additional studies, economic assessments and/or exploration and development work.

The Company currently plans to continue to maintain each of its existing projects in good standing.

La Mina Gold Project

During the three and nine months ended August 31, 2022, the Company incurred $723,469 and $1,258,232, respectively, of expenditures on the La Mina Project, which included expenditures for its exploratory drilling program, camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments.

On January 12, 2022, the Company announced results of a PEA prepared in accordance with National Instrument 43-101 on the La Mina Project. The independent PEA provided a compelling preliminary base case assessment for a mining operation with additional potential available through proposed exploration of the adjacent La Garrucha deposit. The PEA estimated a pre-tax net present value (NPV) of US$340 million at a 5% discount rate and an after-tax NPV of US$232 million with an internal rate or return (IRR) of 14.5% using metal prices of US$1,600 per ounce gold, US$21 per ounce silver and US$3.39 per pound copper.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results of the PEA will be realized.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

On February 25, 2022, the Company filed a new technical report, which included a PEA for the La Mina Project titled "NI 43-101 Technical Report and Preliminary Economic Assessment GoldMining Inc. La Mina Project Antioquia, Republic of Colombia", with an effective date of January 12, 2022. Readers should refer to such technical report, a copy of which is available under the Company's profile at www.sedar.com, for further information regarding the La Mina Gold Project and the PEA.

In March 2022, the Company initiated field work in preparation for conducting a work program, including initializing an exploratory drill program. The work program intended to complete exploratory drilling southeast of gold-copper mineralization identified in historic drill programs at the La Garrucha target. The cost of such work was expected to be approximately $1.9 million.

On April 12, 2022, the Company announced that it had commenced a planned 3,600 metre (m) program of exploration drilling on the La Garrucha target located less than one kilometre to the east and immediately adjacent to existing mineral resources.

On June 22, 2022 the Company announced initial assay results from the first two holes of the drilling program on the La Garrucha target.

Drilling of the final hole of the drill program at La Garrucha was concluded on August 16, 2022, with a total of 3,485 m drilled. Additional assay results from the drilling program were subsequently released on September 13, 2022, which, among other things, confirmed that the drilling program had discovered extensions of previously identified gold-copper porphyry mineralization at the La Garrucha target.

Pending receipt of all drill assays, the La Garrucha gold-copper porphyry mineral system is expected to undergo geological modelling and will be included in an updated mineral resource estimate for the La Mina Project expected to be initiated in the fourth quarter of 2022, with the intention to initiate an updated PEA in 2023.

São Jorge Gold Project

During the three and nine months ended August 31, 2022, the Company incurred $68,128 and $199,439, respectively, of expenditures on the São Jorge Project. These expenditures included land access fees, consulting fees to vendors that provided geological and technical services, costs to conduct the infill drill core sampling program, and expenditures for camp maintenance costs.

As part of its current strategic review process, the Company considered various additional options for potential work on the project in 2022, including a potential PEA which was announced in 2021.

Through the initial work of the PEA, the Company identified opportunities to better define and expand existing mineralization which included a core sampling program of unsampled intervals from historical diamond drill holes with weak to moderate hydrothermal alteration and saprolite zones.

Previous sampling programs focused on strongly hydrothermally altered zones based on a visual determination with limited or intermittent sampling in broader zones characterized by varying degrees of alteration and mineralization. These unsampled intervals, the target of the sampling program, will help better define the limits of mineralization in certain areas of the deposit.

The above-mentioned core sampling program initiated in 2021 was completed in the third quarter of 2022 with a total of 3,584 core samples collected from 83 drill holes.

Significant assay results from the core sampling program were reported in two press releases on October 4, 2021 and November 24, 2021.

A review of the geological and resource models for the deposit is underway integrating the new information obtained from the core sampling program. This new information will assist in better constraining the geological and resource model for the deposit.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

The Company is evaluating a potential exploration program in 2023 to investigate numerous targets identified with geophysical and soil gold anomalies distributed throughout the property focusing within a five-kilometre radius of the existing São Jorge deposit.

Additionally, the recent announcement made by Serabi Gold PLC, of the discovery of porphyry-style mineralization in the Tapajós region has opened a new perspective for exploration on the São Jorge property for this previously unidentified style of deposit.

Whistler Gold-Copper Project

During the three and nine months ended August 31, 2022, the Company incurred $155,855 and $242,240, respectively, of expenditures on the Whistler Project which included consulting fees to vendors that provided geological, environmental, permitting and other technical services and camp maintenance costs.

As part of the Company's Strategic Review Process aimed at unlocking value within its project portfolio, the Company has considered various options for potential work on the project. It is currently intended that these work programs would be initiated by US GoldMining if and when it becomes a separately operated public entity. See "Recent Developments".

In 2022, the Company intends to maintain the Whistler Project in good standing and is currently planning to initiate exploration activities at the project in the first half of 2023.

On June 30, 2022, the Company submitted an Application for Permit to Mine in Alaska ("APMA") to Alaska's Department of Natural Resources ("ADNR") for the issuance of permits that will allow for future exploration work on the Whistler Project and on September 22, 2022, the ADNR approved Multi-Year 2022-2026 Exploration and Reclamation Permit Number 2778 for Hardrock Exploration – Skwentna River - Yentna Mining District. In addition ADNR approved Reclamation Plan Approval Number 2778. The Whistler Multi-Year 2022-2026 Exploration and Reclamation Permit allows the Company to conduct exploration including drilling, geophysical surveying, mapping and surface geochemical sampling, as well as to operate and maintain a camp including taking of fresh water and discharge of wastewater, transportation and storage of fuel and accommodation for up to 50 personnel.

Planned field work and studies comprises an initial two-year work program from 2023-2024 with the objective to publish a mining scoping study at the end of that period, which is subject to the completion of US GoldMining's IPO or similar transaction.

The currently planned exploration program consists of approximately 20,000-meters of drilling, surface exploration including soil geochemical sampling and geophysical surveying, and collection of mine planning and mineral processing metallurgical, geotechnical and hydrogeological data. Additional environmental baseline data collection, as well as heritage surveying, including archaeological and traditional land use studies, will also take place in 2023.

Titiribi Gold-Copper Project

During the three and nine months ended August 31, 2022, the Company incurred $66,708 and $207,025 respectively, of expenditures on the Titiribi Project, which included expenditures for camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments. The Company maintains the Titiribi Project in good standing. The Company had initially proposed a work program which included a drill program to be completed in 2022, however the program has received approval for deferral from Antioquia's Secretary of Mines. A deferral of this program was submitted as a result of restrictions due to the COVID-19 pandemic, as well as recent proceedings of the local municipality, described in further detail below, which was granted and extends to April 2024. With the granting of the deferral, the initially planned work program will be deferred until 2023 or later as the Company focuses on higher priority projects.

In August 2021, the Municipal Council issued a Territorial Ordinance Scheme which prohibits mining and mineral exploitation activities in the municipality. The Company believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. As such, the Company plans to challenge this decision of the municipality through appropriate proceedings on the same basis as the prior successful challenge of the municipality's similar actions in 2017 and 2018. While the Company believes that it will be successful based on the advice of its local counsel and past precedent, there can be no assurance that it will be successful in such proceedings, which are subject to the risks normally associated with such legal proceedings, generally.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

Long-term investments

Investment in Gold Royalty Corp.

The Company currently owns 20,773,200 shares of Gold Royalty Corp. ("GRC"). GRC is listed on the NYSE and the fair value of the Company's investment in GRC is $72,006,559 as at August 31, 2022.

Investment in NevGold Corp.

The Company currently owns 5,925,925 shares of NevGold Corp. ("NevGold"). NevGold is listed on the TSX-V and the fair value of the Company's investment in NevGold is $2,666,666 as at August 31, 2022.

Results of Operations

COVID-19

The Company is closely monitoring the ongoing COVID-19 pandemic.

As a result of restrictions and other measures, including those adopted by the Company, the Company determined to delay certain work programs that were planned for 2021 and 2022 on certain of its projects. Other than the aforementioned delay of scheduled work, the COVID-19 pandemic has not had a significant impact on the Company's operations

The extent to which COVID-19 may impact the Company and its future plans will depend on future developments which are uncertain and cannot be predicted at this time. For further information, see "Risk Factors - Public Health Crises" in the Company's AIF.

Three months ended August 31, 2022, compared to the three months ended August 31, 2021

For the three months ended August 31, 2022, the Company had an operating loss of $2,133,268, compared to an operating loss of $8,804,928 for the three months ended August 31, 2021. The operating loss for the three months ended August 31, 2022, was net of a $1,379,332 recovery, which resulted from the grant of an option on the Almaden Project as described herein. The operating loss for the three months ended August 31, 2021 was primarily the result of the Company's share of loss in associate. Excluding the Company's share of loss in associate, operating expenses were $2,154,702 during the three months ended August 31, 2021.

The Company's share of loss in associate was $nil for the three months ended August 31, 2022, compared to $6,650,226 in the three months ended August 31, 2021. The Company reported the results of GRC as an associate using the equity method effective from March 11, 2021 to November 5, 2021, at which point the Company's significant influence over GRC ceased to exist as a result of GRC's initial public offering.

General and administrative expenses were $938,806 in the three months ended August 31, 2022, compared to $647,715 in the three months ended August 31, 2021. This increase was primarily the result of higher investor communications and marketing expenses.

Directors' fees, salaries and benefits, which includes management and personnel salaries, were $351,823 in the three months ended August 31, 2022, compared to $220,565 in the three months ended August 31, 2021. This increase was primarily due to hiring of additional staff, including the VP Exploration of the Company and CEO of US GoldMining.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

Exploration expenses were $1,145,884 in the three months ended August 31, 2022, compared to $761,728 in the three months ended August 31, 2021. This increase was primarily due to exploration drilling costs incurred on the La Garrucha target at the La Mina project and expenditures associated with the sampling program for the São Jorge project.

Exploration expenditures incurred in the three months ended August 31, 2022, consisted primarily of: exploration and field expenses of $898,328, compared to $376,508 in the three months ended August 31, 2021; consulting fees to vendors who provided geological and technical services on the Company's projects of $145,411, compared to $236,446 in the three months ended August 31, 2021; payroll and employee expenses of $53,700, compared to $32,051 in the three months ended August 31, 2021; and other exploration expenses which included land fees required to maintain the projects in good standing of $48,445, compared to $116,723 in the three months ended August 31, 2021.

Exploration expenditures on a project basis for the periods indicated were as follows:

					For the period from
	For the three months ended		For the nine months ended		incorporation,
	August 31,		August 31,		September 9, 2009, to
	2022	2021	2022	2021	August 31, 2022
	($)	($)	($)	($)	($)
La Mina	723,469	127,119	1,258,232	252,259	2,483,039
Whistler	155,855	248,878	242,240	293,175	3,128,281
Titiribi	66,708	72,345	207,025	211,036	2,042,833
São Jorge	68,128	37,349	199,439	105,496	1,345,597
Crucero	119,304	137,123	119,304	137,123	431,690
Yellowknife	12,343	58,368	54,554	203,125	1,199,295
Almaden	(27,957)	43,545	45,399	101,480	304,807
Yarumalito	15,689	7,954	39,988	22,555	154,117
Cachoeira	6,361	29,047	25,726	97,696	6,766,244
Rea	4,500	-	23,208	-	292,396
Montes Áureos and Trinta	-	-	-	-	1,819,966
Surubim	-	-	-	-	209,772
Batistão	-	-	-	-	30,902
Other Exploration Expenses	1,484	-	1,484	-	1,567,682
Total	1,145,884	761,728	2,216,599	1,423,945	21,776,621

Non-cash share-based compensation expenses were $235,920 in the three months ended August 31, 2022, compared to $179,867 in the three months ended August 31, 2021. The increase was primarily the result of a higher number of options granted during the three months ended August 31, 2022, compared to the three months ended August 31, 2021. During the three months ended August 31, 2022, options were granted to employees and consultants of the Company, which had a weighted average exercise price of $1.28 per GoldMining Share and are valid for a period of 5 years from their grant dates. In the three months ended August 31, 2021, options were granted to employees of the Company which had a weighted average exercise price of $1.52 per GoldMining Share and were valid for a period of 5 years from their grant dates.

Consulting fees paid to corporate development, information technology and human resources service providers were $72,714 in the three months ended August 31, 2022, compared to $46,405 in the three months ended August 31, 2021. The increase was primarily the result of higher corporate development activities in the current period.

Professional fees were $685,704 in the three months ended August 31, 2022, compared to $250,265 in the three months ended August 31, 2021. The increase was primarily the result of increased fees for legal, accounting, tax and advisory services, associated with the launch of US GoldMining and the NevGold transaction.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

For the three months ended August 31, 2022, the Company recognized a recovery of $1,379,332 on the grant of an option on the Almaden Project to a subsidiary of NevGold. The recovery resulted from the proceeds received on closing of $2,488,889, exceeding the $1,109,557 carrying value of the Almaden Project by $1,379,332.

Dividend income was $259,620 in the three months ended August 31, 2022, compared to $nil in the three months ended August 31, 2021. The dividend income was comprised of a quarterly cash dividend paid by GRC on June 30, 2022.

Financing costs were $479,962 in the three months ended August 31, 2022, compared to $2,492 in the three months ended August 31, 2021. The increase was primarily the result of interest and other fees incurred on the Company's existing margin loan, which the Company obtained in October 2021.

For the three months ended August 31, 2022, the Company recognized a deferred income tax expense of $81,641, compared to a deferred income tax recovery of $1,156,081 for the three months ended August 31, 2021. The deferred income tax expense during the three months ended August 31, 2022 was recognized as a result of proceeds received on the grant of the Option Agreement for the Almaden Project exceeding recognized deferred tax assets for the subsidiary which owns the mineral property. The deferred tax expense during the three months ended August 31, 2021, resulted from the recognition of a deferred tax liability upon the remeasurement of the Company's ownership interest in GRC at fair value during fiscal 2021.

During the three months ended August 31, 2022, the Company recorded an unrealized loss on revaluation of long-term investments of $7,300,050 as a result of the decreases in the fair values of its ownership interests in GRC and NevGold, offset by a deferred income tax recovery of $985,507 in other comprehensive loss. The long-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share prices in the market.

During the three months ended August 31, 2022, the Company's net loss was $2,877,663, or $0.02 per share on a basic and diluted basis, compared to net loss of $6,985,309, or $0.05 per share on a basic and diluted basis, for the three months ended August 31, 2021.

Nine months ended August 31, 2022, compared to the nine months ended August 31, 2021

For the nine months ended August 31, 2022, the Company had an operating loss of $8,813,770, compared to an operating income of $101,669,192 for the nine months ended August 31, 2021. The operating income for the nine months ended August 31, 2021 was primarily the result of a gain on remeasurement of GRC shares at fair value. Excluding the gain on remeasurement of GRC shares and share of loss in associate, operating expenses were $8,593,534 during the nine months ended August 31, 2021.

During the nine months ended August 31, 2021, following GRC's initial public offering and the resulting loss of control of GRC by the Company, the Company remeasured the value of its retained investment at fair value and recognized a gain of $118,200,828. The Company initially measured this interest in GRC at $5.92 (US$4.72) per share, based on the closing price of GRC common shares on March 11, 2021.

The Company's share of loss in associate was $nil for the nine months ended August 31, 2022, compared to $7,938,102 in the nine months ended August 31, 2021. The Company reported the results of GRC as an associate using the equity method effective from March 11, 2021 to November 5, 2021, at which point the Company's significant influence over GRC ceased to exist.

General and administrative expenses were $3,370,650 in the nine months ended August 31, 2022, compared to $2,118,734 in the nine months ended August 31, 2021.  This increase was primarily the result of higher investor communications, marketing and travel expenses.

Directors' fees, salaries and benefits, which includes management and personnel salaries, were $953,911 in the nine months ended August 31, 2022, compared to $867,998 in the nine months ended August 31, 2021. This increase was primarily due to hiring additional staff, including the Company's VP Exploration and CEO of US GoldMining.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

Exploration expenses were $2,216,599 in the nine months ended August 31, 2022, compared to $1,423,945 in the nine months ended August 31, 2021.  This increase was primarily due to exploration drilling costs incurred on the La Garrucha target for the La Mina project and costs associated with the sampling program for the São Jorge project.

Exploration expenditures incurred in the nine months ended August 31, 2022, consisted primarily of: exploration and field expenses of $1,450,521 compared to $602,217 in the nine months ended August 31, 2021; consulting fees to vendors who provided geological and technical services on the Company's projects, of $331,537, compared to $398,936 in the nine months ended August 31, 2021; payroll and employee expenses of $164,081, compared to $108,947 in the nine months ended August 31, 2021; and other exploration expenses which included land fees required to maintain the projects in good standing of $270,460, compared to $313,845 in the nine months ended August 31, 2021.

Non-cash share-based compensation expenses were $1,352,187 in the nine months ended August 31, 2022, compared to $2,271,155 in the nine months ended August 31, 2021. The decrease was primarily the result of share-based compensation recorded by GRC with respect to the issuance of performance based restricted shares and options up to the date of the IPO on March 11, 2021, at which point GRC was deconsolidated. During the nine months ended August 31, 2022, options were granted to employees and consultants of the Company, which had a weighted average exercise price of $1.71 per GoldMining Share and are valid for a period of 5 years from their grant dates. In the nine months ended August 31, 2021, options were granted to consultants of the Company which had a weighted average exercise price of $1.93 per GoldMining Share and were valid for a weighted average period of 2.86 years from their grant dates.

Consulting fees paid to corporate development, information technology and human resources service providers were $179,078 in the nine months ended August 31, 2022, compared to $220,793 in the nine months ended August 31, 2021. The decrease was primarily the result of lower corporate development activities in the current period.

Professional fees were $1,912,331 in the nine months ended August 31, 2022, compared to $1,549,924 in the nine months ended August 31, 2021. The increase was primarily the result of increased legal, accounting, tax and advisory services launch of US GoldMining and the option transaction with NevGold.

For the nine months ended August 31, 2022, the Company recognized a recovery of $1,379,332 on the grant of an option on the Almaden Project to a subsidiary of NevGold. The recovery resulted from the proceeds received on the closing of the transaction of $2,488,889, exceeding the $1,109,557 carrying value of the Almaden Project by $1,379,332.

Dividend income was $514,920 in the nine months ended August 31, 2022, compared to $nil in the nine months ended August 31, 2021. The dividend income was comprised of quarterly cash dividends paid by GRC on March 31, 2022 and June 30, 2022.

Financing costs were $1,281,908 in the nine months ended August 31, 2022, compared to $7,962 in the nine months ended August 31, 2021. The increase was primarily the result of interest and other fees incurred on the Company's margin loan, which the Company obtained in October 2021.

For the nine months ended August 31, 2022, the Company recognized a deferred income tax recovery of $1,186,449, compared to a deferred tax expense of $7,988,478 for the nine months ended August 31, 2021. The deferred income tax recovery was recognized as a result of the Company's loss during the period, reducing the Company's deferred tax liability. The deferred tax expense during the nine months ended August 31, 2021 resulted from the recognition of a deferred tax liability upon the remeasurement of the Company's ownership of 20 million common shares of GRC at fair value during fiscal 2021.

During the nine months ended August 31, 2022, the Company recorded an unrealized loss on revaluation of long-term investments of $62,891,848, as a result of the decreases in the fair values of the GRC shares and NevGold shares, offset by a deferred income tax recovery of $8,490,399 in other comprehensive loss. The long-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share prices in the market.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

During the nine months ended August 31, 2022, the Company's net loss was $8,814,657, or $0.06 per share on a basic and diluted basis, compared to net income of $94,264,931 during the nine months ended August 31, 2021, of which net income of $94,435,987 was attributable to shareholders of the Company and a net loss of $171,056 was attributable to non-controlling interests, or $0.63 per share on a basic basis and $0.62 per share on a diluted basis.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not have any revenues during such periods.

		Basic income (loss) per	Diluted
For the quarter ended	Net income (loss)	share	income (loss) per share
	($)	($)	($)
August 31, 2022	(2,877,663)	(0.02)	(0.02)
May 31, 2022	(2,863,352)	(0.02)	(0.02)
February 28, 2022	(3,073,642)	(0.02)	(0.02)
November 30, 2021	5,919,253	0.04	0.04
August 31, 2021	(6,985,309)	(0.05)	(0.05)
May 31, 2021	104,168,847	0.70	0.68
February 28, 2021	(2,918,607)	(0.02)	(0.02)
November 30, 2020	(4,095,111)	(0.03)	(0.03)

The Company's fluctuations in net loss from quarter to quarter were mainly related to changes in exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters. During the three months ended November 30, 2021, the Company's positive net income was primarily the result of the Company's non-cash gain resulting from re-measuring its retained interest in GRC at the fair value of ownership interest in GRC on November 5, 2021, the date GRC completed its acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd., and the Company's loss of its significant influence over GRC. During the three months ended August 31, 2021, net loss was higher compared to other quarters as a result of the Company's share of loss in associate. During the three months ended May 31, 2021, the Company's positive net income was primarily the result of a non-cash gain resulting from re-measuring its retained interest in GRC at fair value following the loss of control of GRC as a subsidiary and the start of equity accounting on March 11, 2021, the date GRC completed its IPO. During the three months ended November 30, 2020, net loss was higher compared to other quarters as a result of increased share-based compensation due to the increase in the Company's share price during the period and increased transactional activities.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated:

	As at August 31,	As at November 30,
	2022	2021
	($)	($)
Cash and cash equivalents	3,992,746	11,658,308
Working capital deficit	(6,348,515)	(1,296,408)
Long-term investments	74,673,225	130,090,220
Total assets	138,579,004	200,155,469
Total current liabilities	10,904,750	13,573,616
Accounts payable and accrued liabilities	1,367,766	991,913
Total non-current liabilities	1,238,529	10,877,455
Shareholders' equity	126,435,725	175,704,398

Capital resources of the Company consist primarily of cash, liquid short-term investments and long-term investments. As at August 31, 2022, the Company had cash and cash equivalents totalling $3,992,746 compared to $11,658,308 at November 30, 2021, and $563,489 in other current assets compared to $618,900 at November 30, 2021. The decrease in cash and cash equivalents was primarily the result of operating expenditures incurred, the purchase of $3,985,964 of GRC shares and $1,000,000 of NevGold shares as disclosed herein and interest and principal payments made on the margin loan during the nine months ended August 31, 2022. As at August 31, 2022 the Company had long-term investments of $74,673,225 compared to $130,090,220 as at November 30, 2021. The decrease in the value of long-term investments was primarily the result of a decrease in the market price of publicly traded securities held by the Company.

As at August 31, 2022, the Company had a margin loan payable of $9,374,542 compared to $12,481,648 as at November 30, 2021. The decrease was the result of a $3.7 million principal payment during the nine months ended August 31, 2022. The Company had accounts payable and accrued liabilities of $1,367,766 as at August 31, 2022, compared to $991,913 as at November 30, 2021. The increase in accounts payable and accrued liabilities of $375,853 was primarily the result of additional professional fees incurred for the launch of US GoldMining. As at August 31, 2022, the Company had a working capital deficit (current assets less current liabilities) of $6,348,515 compared to a working capital deficit of $1,296,408 at November 30, 2021.

In addition to planned work programs described under "Material Properties", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to certain ongoing agreements that require additional payments by the Company and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, licence application and extension fees and camp maintenance costs. Additional work on projects identified as part of the Strategic Review Process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, including additional equity and/or debt financing. There can be no assurance that such additional financing will be available on acceptable terms or at all.

On October 28, 2021, the Company entered into an agreement for a $24.7 million (US$20 million) loan facility (the "Facility"), which Facility was available for general corporate purposes, acquisitions and to continue to advance Company projects. The Facility: (i) is subject to an interest rate of 3-month USD LIBOR plus 5.65% per annum, with the unutilized portion of the Facility subject to a standby fee of 3.00% per annum; (ii) matures on the earlier of October 28, 2022 or an earlier repayment date in accordance with its terms, and may be extended for an additional one-year period subject to lender approval; (iii) is secured by the shares of GRC owned by the Company; and (iv) is subject to customary loan-to-value and minimum share price requirements and conditions to drawdowns. The Company paid a one-time facility fee equal of 1.50% upon entering into the Facility. The Facility provided for a minimum draw down of $12.4 million (US$10 million) and certain customary early repayment fees in the event that any portion of such minimum amount was repaid prior to maturity.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

As at August 31, 2022, the Company had drawn $12.4 million (US$10 million) under the Facility. During the three and nine months ended August 31, 2022, in order to provide greater capital flexibility, the Company and the lender entered into an amendment of the Facility, pursuant to which, among other things, the Company repaid US$3 million without incurring early pre-payment fees and the Facility's margin and pricing requirements were amended to provide greater flexibility to the Company in light of existing market conditions. The Company does not currently expect to make further drawdowns prior to the upcoming maturity of the Facility, further drawdowns and additional availability under the Facility are subject to satisfying the conditions under the terms of the Facility, which would not be met as of the date hereof.

The Company believes that cash on hand, its ATM Program and its holdings of publicly traded securities, will provide sufficient capital resources to meet the Company's obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and/or short-term or long-term loans and debt financings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all. Refer to "Liquidity Risk" below.

Contractual Obligations

The following table summarizes the Company's contractual obligations, including payments due for each of the next five years and thereafter:

Contractual Obligations	Payments Due by Period
	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Margin Loan Payable(1)	9,374,542	9,374,542	-	-	-
Office and Storage Leases	427,919	214,273	197,007	16,639	-
Land Access Agreement	6,839	6,839	-	-	-
Mineral Rights Agreement - Boa Vista Project(2)	815,623	815,623	-	-	-
Mineral Property Option Agreement - Surubim Project(3)	825,431	825,431	-	-	-
Surface Rights Lease Agreement - La Mina Project(4)	72,215	72,215	-	-	-
Total Contractual Obligations	11,522,569	11,308,923	197,007	16,639	-
(1)	Payment is converted from US$7,139,788 to C$9,374,542 using the period end exchange rate of US$0.7616/C$1.
(2)	Payment is converted from R$3,220,000 to C$815,623 using the period end exchange rate of R$3.9479/C$1.
(3)	Payment is converted from US$628,660 to C$825,431 using the period end exchange rate of US$0.7616/C$1.
(4)	Payment is converted from US$55,000 to C$72,215 using the period end exchange rate of US$0.7616/C$1.

General and Administrative

The Company is renting or leasing various offices and storage facilities located in Canada, USA, Brazil, Colombia and Peru with total contractual payments of $427,919, which includes $25,359 related to low value assets and $91,708 related to short-term leases on the date of initial application. The remaining $310,852 in contractual payments relates to long-term leases at the date of initial application, that do not relate to low value assets and are disclosed as lease liabilities in the consolidated financial statements for the three and nine months ended August 31, 2022.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

Commitments

Boa Vista Joint Venture Project

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold Inc. ("BVG"), and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on August 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In August 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in August 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Surubim Project

Jarbas Agreement

The Company is required to make the following remaining payments:

●	US$628,660 (payable in R$ equivalent) in December 2022.

If the Company's subsidiary fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon ANM granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

●

Pursuant to a surface rights lease agreement dated July 6, 2016, and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making a payment of US$55,000 in December 2022.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 by December 7, 2022. This was amended in September 2022 to extend the date of such payment, such that the Company can now purchase the concession by making the following optional payments:

●	US$162,500 in December 2022.
●	US$162,500 in May 2023.
●	US$162,500 in December 2023.
●	US$162,500 in May 2024.

Cash Flows

Operating Activities

Net cash used in operating activities during the nine months ended August 31, 2022, was $7,843,361, compared to $6,360,434 in the nine months ended August 31, 2021. Significant operating expenditures during the current period included general and administrative expenses, directors' fees, salaries and benefits, professional fees and exploration expenditures. The increase of net cash used in operating activities is primarily due to the Company's increase in general and administrative expenses, exploration expenditures, and professional fees.

Investing Activities

Net cash used in investing activities during the nine months ended August 31, 2022 was $5,209,242, compared to $2,475,114 during the nine months ended August 31, 2021. The net cash used in investing activities during the nine months ended August 31, 2022 was related to an investment in GRC shares in the amount of $3,985,964 compared to $nil in the nine months ended August 31, 2021, investment in NevGold shares in the amount of $1,000,000 compared to $nil in the nine months ended August 31, 2021, investment in exploration and evaluation assets pertaining to the Yarumalito Project royalty buyback of $110,312 compared to $nil during the nine months ended August 31, 2021, investment in joint venture in the amount of $78,175 compared to $nil in the nine months ended August 31, 2021, investment in royalty in the amount of $nil compared to $230,614 in the nine months ended August 31, 2021, deconsolidation of GRC's cash in the amount of $nil compared to $2,480,709 in the nine months ended August 31, 2021, restricted cash refund in the amount of $nil compared to $262,506 in the nine months ended August 31, 2021, and the purchase of geological software in the amount of $34,791 compared to $7,787 in the nine months ended August 31, 2021.

Financing Activities

Net cash provided by financing activities during the nine months ended August 31, 2022, was $5,303,650, compared to $657,776 during the nine months ended August 31, 2021. Net cash provided by financing activities was primarily related to net cash proceeds received from the Company's At-the-Market offering during the nine months ended August 31, 2022 in the amount of $8,968,349 compared to $nil in the same period of the prior year, the exercise of options during the nine months ended August 31, 2022, in the amount of $1,083,662 compared to $872,637 in the same period of the prior year, offset by interest paid on the margin loan of $941,161 compared to $nil in the nine months ended August 31, 2021 and repayment of principal in the amount of $3,695,710 compared to $nil in the nine months ended August 31, 2021. During the nine months ended August 31, 2022, share subscriptions in the amount of $nil were received compared to $137,428 in the nine months ended August 31, 2021 in connection with GRC's private placement. GRC was a consolidated subsidiary of the Company and its transactions were reflected in the consolidated cash flow through to the date it ceased to be a subsidiary of the Company on completion of the IPO on March 11, 2021. Following the IPO, the consolidated cash flows of the Company no longer reflect the cash flows of GRC. During the nine months ended August 31, 2022, lease payments were made in the amount of $81,490 compared to $85,265 during the nine months ended August 31, 2021, and interest and principal repayments were made in the amount of $nil on the Company's short-term credit facility compared to $267,024 during the nine months ended August 31, 2021.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

Transactions with Related Parties

Related Party Transactions

During the three and nine months ended August 31, 2022, the Company incurred the following related party transactions:

●

During the three and nine months ended August 31, 2022, the Company incurred $nil and $nil (compared to $nil and $21,000 for the three and nine months ended August 31, 2021) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. Options granted that vested were expensed during the three and nine months ended August 31, 2022, had a fair value of $nil and $731, respectively, compared to ($1,591) and $17,404 during the three and nine months ended August 31, 2021, respectively, using the Black-Scholes option pricing model.

●

During the three and nine months ended August 31, 2022, the Company incurred $53,159 and $149,000, respectively, compared to $nil and $28,950 for the three and nine months ended August 31, 2021, in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of the Company's Chairman and are within industry standards. As at August 31, 2022, $39,769 was payable to such related party compared to $nil as at November 30, 2021.

Related party transactions are based on the amounts agreed to by the parties. During the three and nine months ended August 31, 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the three and nine months ended August 31, 2022, comprised of:

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2022	2021	2022	2021
	($)	($)	($)	($)
Management Fees	43,093	34,720	125,033	140,827
Director and Officer Fees	140,685	61,325	309,511	248,995
Share-based compensation	151,404	119,489	807,710	836,107
Total	335,182	215,534	1,242,254	1,225,929

As at August 31, 2022, $7,299 was payable to key management personnel for services provided to the Company (November 30, 2021: $20,793). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are as follows:

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

Existence of Impairment Indicators for Exploration and Evaluation Assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Changes in, and Initial Adoption of, Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year. The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company's financial statements for the three and nine months ended August 31, 2022.

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties and margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's margin loan payable is current, measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as its interest rate is comparable to current market rate risks.

The Company's short-term and long-term investments are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments are determined by obtaining the quoted market price of the short-term or long-term investment and multiplying it by the quantity of shares held by the Company.

Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at August 31,	As at November 30,
	2022	2021
	($)	($)
Assets
United States Dollar	74,979,305	138,692,454
Brazilian Real	36,745	17,610
Colombian Peso	468,880	183,151
Total	75,484,930	138,893,215

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $10,061,142.

The impact of a Canadian dollar change against the United States Dollar on the investment in GRC by 10% at August 31, 2022 would have an impact, net of tax, of approximately $6,228,567 on other comprehensive loss for the nine months ended August 31, 2022. The impact of a Canadian dollar change against the United States Dollar on the Company's other financial instruments based on balances at August 31, 2022 would have an impact of $658,277 on net loss for the nine months ended August 31, 2022.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates, lease liabilities and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash and cash equivalents and lease liabilities are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis points in 3-month USD LIBOR would not have a significant impact on net loss for the nine months ended August 31, 2022. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at August 31, 2022, the Company has a working capital deficit (current assets less current liabilities) of $6,348,515.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and margin loan are expected to be realized or settled within a one-year period.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

The Company has current cash and cash equivalent balances, access to its ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal. The Company also owns 20.77 million shares of NYSE listed Gold Royalty Corp. (closing share price as of August 31, 2022 of US$2.64 reflects a value of US$54,841,248), 5.93 million shares of NevGold and received dividends of $259,620 and $514,920, respectively, from GRC during the three and nine months ended August 31, 2022. GoldMining believes that its cash on hand, access to its ATM Program and ability to enter into future borrowings collateralized by the GRC and NevGold shares after the maturity of the existing Facility will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

Other price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at August 31, 2022, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $6,459,234 included in other comprehensive loss for the nine months ended August 31, 2022.

Outstanding Share Data

As of the date hereof, the Company has 158,472,973 GoldMining Shares outstanding.  In addition, the following options and restricted share rights outstanding are summarized below.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

Share Options

The outstanding share options to purchase GoldMining Shares as of the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
October 27, 2022	1.55	50,000
January 30, 2023	1.34	50,000
February 28, 2023	1.23	310,000
March 29, 2023	1.21	100,000
March 30, 2023	2.09	130,380
April 20, 2023	1.20	200,000
November 26, 2023	0.78	1,760,000
January 2, 2024	0.78	2,500
January 14, 2024	0.95	50,000
April 10, 2024	0.94	5,000
June 25, 2024	0.96	25,000
August 7, 2024	1.05	1,829,250
November 25, 2024	1.05	230,250
July 8, 2025	2.28	50,000
August 1, 2025	2.22	150,000
August 31, 2025	3.38	50,000
September 24, 2025	2.86	200,000
November 19, 2025	2.88	1,515,000
August 25, 2026	1.52	100,000
November 11, 2026	1.83	2,498,750
November 24, 2026	1.84	140,000
December 7, 2026	1.57	25,000
January 17, 2027	1.98	18,945
January 18, 2027	2.01	50,000
March 21, 2027	2.25	25,000
April 7, 2027	2.07	100,000
June 20, 2027	1.46	25,000
June 29, 2027	1.32	125,000
July 7, 2027	1.17	25,000
July 15, 2027	1.18	75,000
		9,915,075

Each option entitles the holder thereof to purchase one GoldMining Share.

Restricted Share Rights

As of the date of this MD&A, there are 25,000 restricted share rights outstanding, which are convertible into 25,000 GoldMining Shares in accordance with their terms.

Disclosure Controls and Procedures

Management of the Company performed an evaluation of the design and operating effectiveness of the Company's Disclosure Controls and Procedures ("DC&P"), as defined by National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). This evaluation was performed under the supervision of and with participation by the Company's CEO and CFO. Management concluded the Company's DC&P were effective as at August 31, 2022 to provide reasonable assurance that: (i) material information relating to the Company and its consolidated subsidiaries is made known to them by others, particularly during the period in which interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within required time periods.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2022

Internal Controls over Financial Reporting

In accordance with NI 52-109, management is responsible for establishing and maintaining adequate DC&P and Internal Control Over Financial Reporting ("ICFR").

The Company uses the 2013 Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its ICFR. Management performed an evaluation of the Company's ICFR and concluded that, as at November 30, 2021, ICFR were designed and operating effectively so as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no significant changes in the Company's ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three and nine months ended August 31, 2022.

While management of the Company have designed the Company's DC&P and ICFR, they expect that these controls and procedures may not prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Additional Information

Additional information regarding the Company, including the Company's AIF, are available under the Company's profile at www.sedar.com.